04002595

D STATES
CHANGE COMMISSION
n, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27045

MAR 1 2004

SCS

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
C. L. Glazer & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
75 Holly Hill Lane

(No. and Street)

Greenwich	Connecticut	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles L. Glazer (203) 629-4333

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Walter J. McKeever & Company

(Name – *if individual, state last, first, middle name*)

600 West Putnam Avenue	Greenwich	Connecticut	06830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles L. Glazer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C. L. Glazer & Company, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Charles L. Glazer, President
C. L. Glazer & Company, Inc.

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C. L. GLAZER & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITOR'S REPORT

Year Ended December 31, 2003

C. L. GLAZER & COMPANY, INC.

TABLE OF CONTENTS

Year Ended December 31, 2003

WALTER J. McKEEVER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

600 WEST PUTNAM AVENUE
GREENWICH, CONNECTICUT 06830
203 622-8625
FAX 203 622-4170

PLEASE REPLY TO:
POST OFFICE BOX 5147
GREENWICH, CONNECTICUT 06831
EMAIL: wjm_co@sprynet.com

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
C. L. Glazer & Company, Inc.

We have audited the accompanying statement of financial condition of C. L. Glazer & Company, Inc. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of C. L. Glazer & Company, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Walter J. McKeever & Company
Greenwich, Connecticut
February 23, 2004

C. L. GLAZER & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2003

ASSETS		
Current Assets		
Cash	$	630,093
Accounts receivable - clearing brokers		134,783
- trade		20,500
Securities owned - at market value (Note 1)		481,397
Other current assets		45,674
Total Current Assets		1,312,447
Property and Equipment		
Equipment, furniture and fixtures (net of accumulated depreciation - $97,043)		27,267
Other Assets		17,022
Total Assets	$	1,356,736
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current Liabilities		
Accounts payable	$	93,367
Deferred income (Note 1)		369,550
Accrued expenses		102,552
Total Liabilities		565,469
Shareholder's Equity		
Common stock, $5 par value, 1,000 shares authorized, issued and outstanding		5,000
Additional paid-in capital		542,986
Retained earnings		243,281
Total Shareholder's Equity		791,267
Total Liabilities and Shareholder's Equity	$	1,356,736

See accompanying notes to financial statements.

C. L. GLAZER & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2003

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Transactions in securities and listed options and the related income and expense are recorded on a settlement date basis.

Marketable securities and treasury bills owned are stated at quoted market value with unrealized gains and losses reflected in income.

Property and equipment is carried at cost. Depreciation is determined using Federal tax depreciation methods. The difference between using Federal tax depreciation versus straight line depreciation is immaterial to the financial statements.

Deferred income arises as follows: The Company's sale of computer services may be exchanged for "soft dollar" trading commissions. When the Company receives and executes such trades in excess of computer services provided, a portion of the "soft dollar" trading commissions earned are considered deferred, inclusive of such executory costs as may be incurred with the trade.

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholder of an S corporation is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. Effective January 1, 2001 the state tax treatment of the S corporation will be identical to federal tax treatment.

NOTE 2. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires that the Company must maintain net capital, as defined, equal to the greater of 6 and 2/3% of aggregate indebtedness, as defined, or $100,000. At December 31, 2003, the Company had net capital of $669,193 which exceeded requirements by $569,193.

NOTE 3. PROFIT SHARING PLAN

The Company has a profit sharing plan covering all full-time employees except for commission sales personnel. The contribution is at the discretion of the shareholder. Profit sharing expense for the year ended December 31, 2003 was $49,680.

NOTE 4. COMMITMENTS

In 1999, the Company entered into a three year noncancelable lease for office space for the period October 1, 1999 through September 30, 2002. The lease was renewed for two years on October 1, 2002 and will expire on September 30, 2004. The annual lease amount of $100,164 is payable in monthly installments of $8,347. During the lease term, the Company is also responsible for their proportionate share of any increase in operating expenses over base operating expenses. Rent expense for the year ended December 31, 2003 was $101,108.

Future minimum lease payments required as of December 31, 2003 are as follows:

Year ending December 31	
2004	$ 75,123
	$ 75,123

C. L. GLAZER & COMPANY, INC.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED
BY SEC RULE 17a-5

December 31, 2003

WALTER J. McKEEVER & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

600 WEST PUTNAM AVENUE
GREENWICH, CONNECTICUT 06830
203 622-8625
FAX 203 622-4170

PLEASE REPLY TO:
POST OFFICE BOX 5147
GREENWICH, CONNECTICUT 06831
EMAIL: wjm_co@sprynet.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder of
C. L. Glazer & Company, Inc.

We have audited the financial statements of C. L. Glazer & Company, Inc. for the year ended December 31, 2003, and have issued our report thereon dated February 23, 2004. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission and Regulation 1.16(d) of the Commodity Futures Trading Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by C. L. Glazer & Company, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserves required by Rule 15c3-3(e).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of C. L. Glazer & Company, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

Walter J. McKeever & Company
Greenwich, Connecticut
February 23, 2004